Mail Stop 4-6

								March 4, 2005

Jan E. Chason
Chief Financial Officer
Majesco Holdings, Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837


	RE: 	Majesco Holdings, Inc.
		Form S-3
		Filed February 3, 2005
		File No. 333-122519



Dear Mr. Chason:

      This is to advise you that we limited our review to matters relating to the selling shareholder and plan of distribution disclosure in the Form S-3 registration statement and have the following comments.

      If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Incorporation by Reference, page 13
1. We note you incorporate by reference the description of your common stock contained in your registration statement under the Securities Act on Form S-1 filed on October 29, 2004, as amended. Refer to paragraph (a)(3) to Item 12 of Form S-3 which enables you to incorporate the description of securities from an Exchange Act registration statement, if you elect to incorporate rather than providing the information text in the prospectus. Please revise
accordingly.   Also, please update this section to include your
Form
10-K/A filed on February 28, 2005 as well as any other subsequently filed periodic reports.

Selling Stockholders, page 14
2. Please expand to provide a materially complete description of the transaction whereby the former holders of 7% convertible preferred stock received shares as dividends and selling shareholders received warrants. Also, provide a materially complete description of each class of these convertible and exercisable securities. Please note that all material transactions with each selling shareholder within the past three years must be summarized to conform to the requirements of Item 507 of Regulation S-K. The context in which the parties entered into the securities purchase agreements, as well as materially complete descriptions of the terms of those and any other agreements with the selling security holders should be provided to satisfy this disclosure requirement. For example, we note that the shares of commons tock are subject to lock-up agreements and are restricted from being disposed of until April 2, 2005, subject to extension under certain circumstances. What do these "certain circumstances" entail?
3. Based on our records, it does not appear that Nob Hill Capital Partners is a widely-held reporting company under Section 13 or 15(d)
of the Exchange Act, or a registered investment company. If true, please identify the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held of record by Nob Hill Capital Partners. See Item 507 of Regulation S-K and 4S of the Regulation S-K section of the March 1999 Supplement to the Telephone Interpretations Manual.
4. Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.
Any registered broker-dealer selling shares must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. If any selling shareholders are affiliates of registered broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. We may have further comments, based on your response.
5. We note your disclosure in your "plan of distribution" section the selling shareholders may engage in short sales of the shares. Please advise whether any of the selling shareholders currently have open short positions in Majesco common stock. We further note that the selling shareholders may offer the shares in connection with the writing of non-traded and exchange -traded call options and in hedge transactions. Please describe the parameters by which selling shareholders will offer securities through call options and other hedge transactions. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July
1997). In addition, in your response letter explain the steps that have been taken by the company and the selling shareholders to ensure that the offering will conform to the requirements of Regulation M.
See Rule 461(b)(7).

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

    Direct any questions to Loryn Zerner at (202) 942-1910. If you require additional assistance, you may contact Mark Shuman, Branch Chief-Legal at (202) 942-1818 or me at (202) 942-1800.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director




      cc:	Via Facsimile 212-983-3115
      	Faith L. Charles, Esq.
      	Todd Mason, Esq.
      	Mintz, Levin, Cohn, Ferris, Glovsky & Popeo

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Majesco Holdings, Inc.
Form S-1
Page 1